================================================================================

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   ----------------

                                    SCHEDULE 14F-1
                                     (RULE 14f-1)

                          INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------------

                                  VIVRA INCORPORATED
                              (Name of Subject Company)

                                  VIVRA INCORPORATED
                          (Name of Person Filing Statement)

                                   ----------------

                        COMMON STOCK, PAR VALUE $.01 PER SHARE
                            (Title of Class of Securities)

                                   ----------------

                                      92855M104
                        (CUSIP Number of Class of Securities)

                                   ----------------

                                    KENT J. THIRY
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  VIVRA INCORPORATED
                            1850 GATEWAY DRIVE, SUITE 500
                             SAN MATEO, CALIFORNIA 94404
                                    (415) 577-5700
         (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing this Statement)

                                   ----------------

                                      COPIES TO:
                                 JOHN W. LARSON, ESQ.
                               ALEXANDER D. LYNCH, ESQ.
                           BROBECK, PHLEGER & HARRISON LLP
                                TWO EMBARCADERO PLACE
                                    2200 GENG ROAD
                             PALO ALTO, CALIFORNIA  94303
                                    (415) 421-0160

================================================================================

                                   SCHEDULE I

                               VIVRA INCORPORATED
                         1850 GATEWAY DRIVE, SUITE 500
                          SAN MATEO, CALIFORNIA 94404
                                 (415) 577-5700

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                       EXCHANGE ACT OF 1934, AS AMENDED,
                     AND RULE 14F-1 PROMULGATED THEREUNDER

                            ------------------------

    This Information Statement is being mailed on or about May 9, 1997 as a part of the Solicitation/ Recommendation Statement of the Company on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about May 5, 1997. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Company's Board of Directors. The Merger Agreement requires the Company, at the request of Purchaser, to take all action necessary to cause Purchaser Designees (as hereinafter defined) to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; Purchaser Designees" below. You are urged to read this Information Statement carefully. You are not, however, required to take any action in this regard.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 9, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on June 6, 1997, unless the Offer is extended in accordance with the terms of the Merger Agreement.

    The information contained in this Information Statement concerning Parent, Purchaser and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

    Each Share has one vote. As of the close of business on May 5, 1997, there were 41,991,547 Shares issued and outstanding, which is the only class of voting securities of the Company outstanding having a right to vote for the election of directors, each share of which entities its record holder to one vote. The Board of Directors currently consists of eight members, and there are currently no vacancies on the Board of Directors. Following the 1997 Annual Meeting, the Board of Directors will consist of six members, and there are expected to be no vacancies on the Board of Directors immediately following such meeting. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation, death or removal.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

    BOARD REPRESENTATION BY PURCHASER. Pursuant to the Merger Agreement, the Company agreed that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Board of Directors as shall give Purchaser representation on the Board of Directors equal to the product of the total number of directors on the Board of Directors (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding. In furtherance thereof, the Company agreed that at such time it shall promptly take all actions necessary to cause the Purchaser Designees to be elected as directors of the Company, including increasing the size of the Board of Directors or securing the resignations of its incumbent directors, or both. The Merger Agreement further provides that at such times, the Company shall, upon the written request of Purchaser, use its reasonable efforts to cause persons so designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of Directors of (i) each committee of the Board of Directors, (ii) each board of directors of each domestic Dialysis Subsidiary of the Company and (iii) each committee of each such Dialysis Subsidiary's board of directors, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the earlier of
(i) the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, the Company shall use its reasonable efforts to ensure that all members of the Board of Directors and each committee of the Board of Directors and such boards of directors and committees of the domestic Dialysis Subsidiaries as of the date of the execution of the Merger Agreement who are not employees of the Company shall remain members of the Board of Directors and of such boards of directors and committees, except for the members who do not stand for re-election at the 1997 Annual Meeting.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of the Shares outstanding on a fully diluted basis pursuant to the Offer, which purchase cannot be earlier than 12:00 midnight on June 6, 1997 and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors. To the extent the Company's Board of Directors will consist of persons who are not Purchaser Designees, the remainder of the Board of Directors is expected to consist of those persons who are currently directors of the Company who have not resigned.

    As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees shall be selected from among the directors and executive officers of Parent or Purchaser. Certain information regarding the list of candidates as Purchaser Designees is contained in Schedule A annexed hereto.

    None of the persons from among whom the Purchaser Designees will be selected or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, except as set forth on Schedule A annexed hereto, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission.

DIRECTORS OF THE COMPANY

    The members of the Board of Directors of the Company are classified into three classes, one of which is elected at each Annual Meeting of Stockholders to hold office for a three-year term and until successors of such class have been elected and qualified. The following table sets forth, as of May 9, 1997, as to each current director of the Company, his or her age and principal occupation and business experience and the period during which each has served as a director of the Company.

                                                                                                     DIRECTOR
                                                                  OCCUPATION AND                   CONTINUOUSLY       TERM
NAME                                      AGE                   BUSINESS EXPERIENCE                    SINCE         EXPIRES
------------------------------------      ---      ---------------------------------------------  ---------------  -----------
David G. Connor, M.D. ..............          56   Physician in private practice in Daly City,            1989           1997
                                                   California, since 1973, specializing in
                                                   nephrology and internal medicine; Medical
                                                   Director of the Company's dialysis center in
                                                   Daly City, California, since 1977; 1986-1988,
                                                   President of the Medical Staff of Seton
                                                   Medical Center, a general hospital in Daly
                                                   City, California, not affiliated with the
                                                   Company.
Richard B. Fontaine.................          53   Independent health care consultant since               1992           1997
                                                   1992; 1988-1992, Senior Vice President of
                                                   CR&R Incorporated, a waste management
                                                   company; 1984-1988, Vice President, Business
                                                   Development of Caremark, Inc., a health care
                                                   company, neither of which corporations is
                                                   affiliated with the Company.
Stephen G. Pagliuca.................          41   Managing General Partner of Information                1992           1998
                                                   Partners, a venture capital firm since 1989;
                                                   1986-1989, Vice President of Bain & Company,
                                                   a management consulting company, neither of
                                                   which entities is affiliated with the
                                                   Company.
Kent J. Thiry.......................          41   President and Chief Executive Officer of the           1991           1998
                                                   Company since September 1992; April-August
                                                   1992, President and Co-Chief Executive
                                                   Officer of the Company; September 1991-March
                                                   1992, President and Chief Operating Officer
                                                   of the Company; 1983-1991, Consultant, then
                                                   Vice President, Director of U.S. Health Care
                                                   Consulting, Bain & Company, Inc., San
                                                   Francisco, California. Mr. Thiry is also a
                                                   director of Summit Medical Services, Inc., a
                                                   medical information services company, of
                                                   which the Company owns approximately two
                                                   percent of the Common Stock.

                                                                                                     DIRECTOR
                                                                  OCCUPATION AND                   CONTINUOUSLY       TERM
NAME                                      AGE                   BUSINESS EXPERIENCE                    SINCE         EXPIRES
------------------------------------      ---      ---------------------------------------------  ---------------  -----------
LeAnne M. Zumwalt...................          38   Chief Financial Officer of the Company since           1994           1998
                                                   May 1996 and Treasurer and Secretary since
                                                   March 1995; August 1995 through May 1996,
                                                   Executive Vice President of the Company;
                                                   November 1993-1995, Vice President, Finance
                                                   of the Company; joined the Company in 1991;
                                                   prior thereto Audit Senior Manager with Ernst
                                                   & Young.
Alan R. Hoops.......................          48   Chief Executive Officer and Director of                1995           1999
                                                   PacifiCare Health Systems, a healthcare
                                                   company which is not affiliated with the
                                                   Company, since 1993; 1991-1993, Chief
                                                   Operating Officer of PacifiCare Health
                                                   Systems.
David L. Lowe.......................          37   Chairman and Chief Executive Officer of ADAC           1995           1999
                                                   Laboratories, Inc., a medical imaging and
                                                   healthcare information company, which is not
                                                   affiliated with the Company, since 1994;
                                                   1992-1994, Chief Executive Officer of ADAC
                                                   Laboratories, Inc. and 1988-1994 President of
                                                   ADAC Laboratories, Inc.
John M. Nehra.......................          48   General Partner of New Enterprise Associates,          1989           1999
                                                   a venture capital partnership since December
                                                   1993; Managing General Partner of Catalyst
                                                   Ventures L.P., a venture capital partnership
                                                   since 1989; 1983-1989, Managing Director of
                                                   Alex. Brown & Sons, Inc., an investment
                                                   banking firm, responsible for its Capital
                                                   Markets Group, including health care
                                                   corporate finance, neither of which entities
                                                   is affiliated with the Company.

BOARD MEETINGS AND COMMITTEES

    During the fiscal year ended November 30, 1996, the Board of Directors met seven times. All of the Company's directors attended at least 75 percent of the scheduled Board of Directors meetings and meetings held by committees of the Board of Directors of which they were members. In addition to attending Board of Directors and committee meetings, the directors of the Company meet their responsibilities through communication with the Chief Executive Officer and other members of management on matters affecting the Company.

    The Audit Committee currently consists of Stephen G. Pagliuca, Chair, John
M. Nehra and David G. Connor, M.D. The Audit Committee met once in fiscal 1996. The Audit Committee recommends the appointment of the Company's independent accountants; reviews the scope and results of the audit plans of the independent accountants; oversees the scope and adequacy of the Company's internal accounting control and record-keeping systems; confers independently with the independent accountants; and determines the appropriateness of fees for audit and non-audit services performed by the independent accountants.

    The Compensation Committee currently consists of Richard B. Fontaine, Chair, David L. Lowe and Stephen G. Pagliuca. The Compensation Committee met three times in fiscal 1996. The Compensation Committee reviews and recommends to the Board of Directors salary and incentive compensation for the Chief Executive Officer, including bonus, stock options and restricted stock; reviews salaries and incentive compensation for all corporate officers and senior executives; reviews incentive compensation to be allocated to employees; and administers and authorizes awards under the Company's 1989 Stock Incentive Plan. The Chair of the Compensation Committee also conducts annual reviews of the Company's executive officers, including collecting feedback from subordinates of the executives.

    The Governance Committee currently consists of John M. Nehra, Chair, and Richard B. Fontaine. The Governance Committee met once in fiscal 1996. Its purpose is to create policies for and make recommendations to the Board of Directors regarding the organization and structure of the Board of Directors; the role and effectiveness of the Board of Directors and each of the Board of Directors' committees in the Company's corporate governance process; and the qualifications of and candidates for directorships.

    The Clinical Quality Committee currently consists of David L. Lowe, Chair, and David G. Connor, M.D. In fiscal 1996, the Clinical Quality Committee held numerous meetings with physicians and others concerning the Company's Clinical Quality Initiative. Its purpose is to monitor quality of care issues, oversee progress in the improvement of clinical care and review and measure outcomes of care in comparison to medical guidelines and industry standards.

DIRECTOR REMUNERATION

    Those directors who are not employed by the Company receive a fee of $1,500 for each Board of Directors meeting attended, plus travel expenses, if any. Nonemployee directors also receive an annual automatic grant of an option to purchase 5,062 shares of Common Stock, and a related limited stock appreciation right ("LSAR") under the Company's Revised 1989 Stock Incentive Plan. During fiscal 1996 and fiscal 1997, nonemployee directors also received fees payable in grants of stock, options or cash ranging from (i) an annual retainer of $40,000, with $20,000 in restricted stock and $20,000 in cash, for the Chair of the Compensation Committee, with cash fees of $2,000 and $1,500 for each meeting attended in person by the Chair and committee members, respectively; (ii) an annual retainer of $20,000 in restricted stock for the Chair of the Audit Committee, with cash fees of $2,000 and $1,000 for each meeting attended in person by the Chair and committee members, respectively; (iii) an annual retainer of $20,000 in restricted stock for the Chair of the Governance Committee, with cash fees of $2,000 and $1,000 for each meeting attended in person by the Chair and committee members, respectively; and (iv) an annual retainer of $10,000 in restricted stock for the Chair of the Clinical Quality Committee, with cash fees of $2,000 and $1,000 for each meeting attended in person by the Chair and committee members, respectively. Additionally, each Chair and committee member receives cash fees of $500 for each meeting attended telephonically, except that the Chair of the Governance Committee receives cash fees of $1,500 for each meeting attended telephonically. Officers of the Company who serve as directors receive no fee, but are reimbursed for expenses incurred in attending meetings. If the amendment and restatement of the Company's 1989 Stock Incentive Plan is approved at the 1997 Annual Meeting, the annual retainer for the Chair of the Compensation Committee will increase to $55,000 with $27,500 in restricted stock and $27,500 in cash.

    During fiscal 1996, each of the outside directors received, in addition to the amounts set forth above, options to purchase shares in certain subsidiaries of the Company at the fair market value of such shares on the date of grant as follows:

                                               VIVRA ASTHMA &
                                             ALLERGY CAREAMERICA             VIVRA HEALTH                VIVRA SPECIALTY
                                          -------------------------        ADVANTAGE, INC.               PARTNERS, INC.
                                                          STRIKE     ----------------------------  ---------------------------
DIRECTOR NAME                             # OF OPTIONS     PRICE     # OF OPTIONS   STRIKE PRICE   # OF OPTIONS  STRIKE PRICE
----------------------------------------  ------------  -----------  -------------  -------------  ------------  -------------
David G. Connor, M.D.(1)*...............       57,564    $  0.5625         9,853      $    0.79         28,227     $    1.65
Richard B. Fontaine*....................      287,820    $  0.5625        49,265      $    0.79        141,135     $    1.65
Alan R. Hoops*..........................      115,128    $  0.5625        19,706      $    0.79         56,454     $    1.65
David L. Lowe*..........................       57,564    $  0.5625         9,853      $    0.79         28,227     $    1.65
John M. Nehra(2)*.......................      287,820    $  0.5625        49,625      $    0.79        141,135     $    1.65
Stephen G. Pagliuca*....................      201,474    $  0.5625        34,486      $    0.79         98,795     $    1.65

------------------------

* The subsidiary options granted to each of Dr. Conner, Mr. Fontaine, Mr. Hoops, Mr. Lowe, Mr. Nehra and Mr. Pagliuca will terminate upon the closing of the Specialty Merger Transaction without any payment being made in connection with such termination.

(1) In fiscal 1995, David G. Connor, M.D. was granted options to purchase 2,500 shares of Vivra Heart Services, Inc., a subsidiary of the Company ("VHS"), at $.50 per share.

(2) In connection with consulting services provided to the Company in fiscal 1995, John M. Nehra was granted options to purchase 60,000 shares of VHS at $.50 per share and options to purchase 50,000 shares of VHS at $1.00 per share.

    No other compensation is paid to the nonemployee members of the Board of Directors with respect to their service on the Board of Directors.

EXECUTIVE OFFICERS OF THE COMPANY

    The identity of the current executive officers of the Company (excluding those executive officers who are directors, as discussed in the section above entitled "Directors of the Company") and certain biographical information is set forth below.

                                                                                       PERIOD OF SERVICE AND
NAME                                        AGE             TITLE                       BUSINESS EXPERIENCE
--------------------------------------      ---      --------------------  ---------------------------------------------
David P. Barry........................          38   President of Vivra    Appointed March 1996. May 1992, Vice
                                                     Renal Care, Inc.      President; August 1995, President, VRC,
                                                     ("VRC")               responsible for operations; December 1993,
                                                                           President, Specialty CareAmerica, Inc.,
                                                                           responsible for specialty dialysis services;
                                                                           May 1992-November 1993, President, Personal
                                                                           Care Health Services, Inc., a former
                                                                           subsidiary of the Company, responsible for
                                                                           operations of the home health care business;
                                                                           1984-1992, District Manager for California
                                                                           Homedco, an infusion therapy company, since
                                                                           1990.

                                                                                       PERIOD OF SERVICE AND
NAME                                        AGE             TITLE                       BUSINESS EXPERIENCE
--------------------------------------      ---      --------------------  ---------------------------------------------
Terry Gilpin..........................          49   Executive Vice        Appointed September 1996. 1995, Vice
                                                     President of VRC      President of VRC; December 1994, Vice
                                                                           President of Nephrology Services Group, a
                                                                           subsidiary of the Company; 1993-1994, Chief
                                                                           Operating Officer of Medical Resources, Inc.,
                                                                           a diagnostic imaging company; 1992-1993, Vice
                                                                           President, Sales of Home Nutritional
                                                                           Services, Inc.; 1982-1992, Vice President of
                                                                           Glasrock Home Healthcare, Inc.

Gregory M. Holcomb....................          46   Vice President,       Appointed Vice President, Finance November
                                                     Finance of VRC        1993. Prior thereto, Director of Finance for
                                                                           the Company.

Charles McAllister, M.D...............          49   Vice President,       Appointed Vice President, Clinical Affairs at
                                                     Clinical Affairs of   VRC 1992; Medical Director, VRC of Clearwater
                                                     VRC                   and Palm Harbor, Florida, since 1987; Private
                                                                           Medical Practice, Nephrology--Clearwater,
                                                                           Florida, with specialty in dialysis, clinical
                                                                           Nephrology and transplantation from 1988
                                                                           -Present.

Richard Pozen, M.D....................          49   Vice President,       Appointed 1996. 1996, Vice President, Vivra
                                                     Medical Director      Heart Services, a subsidiary of the Company;
                                                                           1992-1995, owner and founder of Cardiology
                                                                           Networks, Inc.; 1983-1995, co-owner and
                                                                           co-founder of Sokolowica & Pozen, M.D.s, P.A.

Thomas O. Usilton.....................          45   Executive Vice        Appointed September 1995 and also appointed
                                                     President, Vivra      Executive Vice President of Vivra Specialty
                                                     Specialty Partners    Partners, Inc.; 1990-1994, founder and Chief
                                                                           Executive Officer of Premier Allergy, Inc.

                        COMPLIANCE WITH SECTION 16(A) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Exchange Act, requires the Company's directors, executive officers and persons who own more than 10 percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than 10 percent beneficial owners are required by Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

    Based solely on the Company's review of the copies of such forms it has received and written representations from certain reporting persons that they are not required to file Form 5 for the fiscal year ended November 30, 1996, the Company believes that all of its officers, directors and greater than 10 percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during fiscal year 1996, except Messrs. Fontaine, Pagliuca, Nehra, Lowe, Holcomb, Bilt and

Barry and Dr. Connor each of whom filed his or her Form 5 for fiscal 1996 approximately two months late with respect to the grant of Stock and/or options pursuant to the Revised 1989 Stock Incentive Plan.

                             EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

    The following table sets forth the annual and long-term compensation paid by the Company during fiscal 1996, 1995 and 1994 to the Company's Chief Executive Officer and the four other executive officers of the Company whose total compensation during fiscal 1996 exceeded $100,000 (collectively, the "Named Executive Officers"):

                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                 -------------
                                                           ANNUAL COMPENSATION    SECURITIES
                                                                                  UNDERLYING
                                                           --------------------    OPTIONS/        ALL OTHER
NAME AND PRINCIPAL POSITION                       YEAR     SALARY($)  BONUS($)    SARS(#)(1)    COMPENSATION($)
----------------------------------------------  ---------  ---------  ---------  -------------  ----------------
Kent J. Thiry.................................       1996    275,000    625,000(2)      --             16,733(3)
  President and Chief Executive Officer              1995    250,000    275,000      150,000           24,546(3)
                                                     1994    225,000    200,000      150,000           17,072(3)

LeAnne M. Zumwalt.............................       1996    160,625    215,000       --              119,183(4)
  Chief Financial Officer, Secretary and             1995    124,200     75,000       84,000            8,956(3)
  Treasurer                                          1994    107,725     60,000       18,000            5,770(3)

David P. Barry................................       1996    165,000    300,000       90,000           15,576(3)
  Executive Vice President                           1995    127,000    225,000      141,000            8,519(3)
                                                     1994    115,000    120,725       10,500            7,893(3)

Thomas O. Usilton.............................       1996    137,150    210,000       --               --
  Vice President                                     1995    102,000     29,300       --               --

Jacob Lazarovic, M.D..........................       1996    197,250     --           --               --
  Vice President                                     1995    196,500     32,000       41,250           --

------------------------

(1) Excludes the value of subsidiary options granted.

(2) Includes a contingent bonus of $300,000 for fiscal 1993, which was paid after November 30, 1996, upon Board of Director approval, because the Company's earnings per share as of that date was in excess of $1.25, which represented a 17.5 percent compound annual growth rate over earnings per share reported for fiscal 1992.

(3) Includes share of Company's contribution to the Company's Profit Sharing Plan and/or car allowance.

(4) Includes share of Company's contribution to the Company's Profit Sharing Plan, a bonus payment made with respect to Ms. Zumwalt's loan with the Company and moving cost reimbursements related to Ms. Zumwalt's relocation from Aliso Viejo, California.

                       OPTION GRANTS IN LAST FISCAL YEAR

    The following table shows, with respect to the Named Executive Officers, certain information concerning the grant of stock options in fiscal 1996. No stock appreciation rights were granted during fiscal 1996.

                                                                                                          POTENTIAL REALIZABLE
                                                                  INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                                              ----------------------------------------------------------    ANNUAL RATES OF
                                                                % OF TOTAL                                       STOCK
                                                NUMBER OF      OPTIONS/SARS                                PRICE APPRECIATION
                                               SECURITIES       GRANTED TO       EXERCISE                         FOR
                                               UNDERLYING        EMPLOYEES        OR BASE                     OPTION TERM
                                              OPTIONS/SARS       IN FISCAL         PRICE     EXPIRATION   --------------------
NAME                                             GRANTED           YEAR           ($/SH)        DATE        5%($)     10%($)
--------------------------------------------  -------------  -----------------  -----------  -----------  ---------  ---------
Kent J. Thiry...............................       --               --              --           --          --         --
LeAnne M. Zumwalt...........................       --               --              --           --          --         --
David P. Barry..............................       45,000(1)           8.0           29.75     08/29/01     369,872    817,320
                                                   45,000(2)           8.0           29.38     11/21/01     365,210    807,018
Thomas O. Usilton...........................       --               --              --           --          --         --
Jacob Lazarovic, M.D........................       --               --              --           --          --         --

------------------------

(1) Vests 20 percent on August 29, 1996 and 20 percent each year on August 29, 1997 through 2000 and 100% in the event of a change of control. Consummation of the Offer will constitute a change of control for purposes of these option grants.

(2) Vests 20 percent on November 21, 1996 and 20 percent each year on November 21, 1997 through 2000 and 100% in the event of a change of control. Consummation of the Offer will constitute a change of control for purposes of these option grants.

AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth certain information with respect to the Named Executive Officers regarding the exercise of options and/or limited SARs during the last fiscal year and unexercised options and limited SARs held as of November 30, 1996:

                                                                       NUMBER OF SECURITIES       VALUE OF UNEXERCISED
                                                                      UNDERLYING UNEXERCISED          IN-THE-MONEY
                                                                      OPTIONS/SARS AT FISCAL        OPTIONS AT FISCAL
                                             SHARES                          YEAR-END                YEAR-END($)(1)
                                            ACQUIRED      VALUE     --------------------------  -------------------------
NAME                                       ON EXERCISE  REALIZED($) EXERCISABLE  UNEXERCISABLE  EXERCISABLE UNEXERCISABLE
-----------------------------------------  -----------  ----------  -----------  -------------  ----------  -------------
Kent J. Thiry............................     227,000    4,886,363     452,500        232,500    7,654,862     2,313,750
LeAnne M. Zumwalt........................      39,638      627,314      28,350         78,450      289,429       706,575
David P. Barry...........................      81,600    1,363,788      52,650        182,250      307,525     1,025,825
Thomas O. Usilton........................      10,100      139,479       1,000         21,900        8,833       217,251
Jacob Lazarovic, M.D.....................      --           --          16,500         24,750      152,625       228,937

------------------------

(1) The closing price of the Company's Common Stock on the New York Stock Exchange on November 30, 1996 was $30.75 per share.

SUBSIDIARY OPTIONS

    The Company has granted options to employees and other individuals in various operating subsidiaries. The purpose of such option grants is to motivate individuals directly responsible for each such subsidiary's success. Under the subsidiary option programs, options are granted pursuant to a stock option plan adopted by the subsidiary. Each option is reflected by an option agreement which provides for the grant of options at fair market value on the date of grant typically with a term of the earlier of five years or a period after death, disability or termination of employment. The subsidiary may also compel the exercise of options under certain circumstances. The options generally vest over a four-year term in equal annual installments. All of the subsidiary options were granted at exercise prices in excess of the Per Share Amount. Option holders are also required to be bound by the terms of a stockholders' agreement (the "Stockholders' Agreement"). The Stockholders' Agreement contains rights of first refusal on transfers of Stock issued pursuant to the exercise of such option grants by stockholders, a right of the subsidiary to repurchase such shares (the "Call Right") in the event the employee is no longer employed by the subsidiary, and a right of the employee to compel the subsidiary to repurchase (a "Put Right") the shares in 1999. The Call Right and the Put Right may be satisfied by the Company by the payment of cash, a promissory note, or, in some cases, an equivalent value of the Company's Common Stock. The Stockholders' Agreement also contains various other rights and restrictions, including "piggyback" registration rights to include shares in certain registration statements filed by the subsidiary under the Securities Act of 1933, as amended. As a condition to the closing of the Specialty Merger Transaction, the Stockholders' Agreements relating to subsidiaries of VSP will be terminated.

  SUBSIDIARY OPTION GRANTS TO DIRECTORS AND EXECUTIVE OFFICERS AS OF 11/30/96

                                                                                                                          VIVRA
                                                                                                                        SPECIALTY
                                                      VIVRA ASTHMA &           VIVRA HEALTH           VIVRA HEART       PARTNERS,
                                        FISCAL      ALLERGY CAREAMERICA      ADVANTAGE, INC.         SERVICES, INC.        INC.
                                         YEAR      ---------------------  ----------------------  --------------------  ----------
                                          OF          # OF      STRIKE      # OF       STRIKE       # OF      STRIKE       # OF
DIRECTOR NAME                            GRANT      OPTIONS      PRICE     OPTIONS      PRICE      OPTIONS     PRICE     OPTIONS
------------------------------------  -----------  ----------  ---------  ---------  -----------  ---------  ---------  ----------
David Barry*........................        1995       --         --         --          --          10,000  $     .50      60,000
                                            1996       --         --         --          --          --         --          95,000

David G. Connor, M.D.*..............        1995       --         --         --          --           2,500  $     .50      --
                                            1996       57,564  $   .5625      9,853   $     .79      --         --          28,227

Richard B. Fontaine*................        1996      287,820  $   .5625     49,625   $     .79      --         --         141,135

Alan R. Hoops*......................        1996      115,128  $   .5625     19,706   $     .79      --         --          56,454

Jacob Lazarovic, M.D................        1995       --         --         --          --          --         --         270,000
                                            1996       --         --         --          --          --         --          78,000
                                                                                                                            10,000

David L. Lowe*......................        1996       57,564  $   .5625      9,853   $     .79      --         --          28,227

John M. Nehra*......................        1995       --         --         --          --          60,000  $     .50      --
                                                                                                     50,000  $    1.00
                                            1996      287,820  $   .5625     49,625   $     .79      --         --         141,135

Stephen G. Pagliuca*................        1996      201,474  $   .5625     34,486   $     .79      --         --          98,795

Richard Pozen, M.D..................        1995       --         --         --          --         220,000  $     .50      --
                                            1996                                                     60,000  $    1.00      60,000

Kent J. Thiry.......................        1996    2,302,560  $   .5625    197,060   $     .79      --         --       1,129,080

Thomas O. Usilton...................        1995       --         --         --          --          30,000  $    1.00     180,000
                                            1996       20,000  $   .3750     --          --          --         --         110,000
                                                                                                                           223,900

LeAnne Zumwalt......................        1995       --         --         --          --          15,000  $     .50      70,000
                                            1996      863,460  $   .5625     73,898   $     .79      --         --         353,405
                                                                                                                           111,367


                                       STRIKE
DIRECTOR NAME                           PRICE
------------------------------------  ---------
David Barry*........................  $    1.65
                                      $    1.65
David G. Connor, M.D.*..............     --
                                      $    1.65
Richard B. Fontaine*................  $    1.65
Alan R. Hoops*......................  $    1.65
Jacob Lazarovic, M.D................  $    1.65
                                      $    1.65
                                      $    2.94
David L. Lowe*......................  $    1.65
John M. Nehra*......................     --

                                      $    1.65
Stephen G. Pagliuca*................  $    1.65
Richard Pozen, M.D..................     --
                                      $    1.65
Kent J. Thiry.......................  $    1.65
Thomas O. Usilton...................  $    1.65
                                      $    1.65
                                      $    2.94
LeAnne Zumwalt......................  $    1.65
                                      $    1.65
                                      $    2.94

* The subsidiary options granted to each of Mr. Barry, Dr. Conner, Mr. Fontaine, Mr. Hoops, Mr. Lowe, Mr. Nehra and Mr. Pagliuca will terminate upon the closing of the Specialty Merger Transaction without any payment being made in connection with such termination.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL
  ARRANGEMENTS

    The following is a summary of the material provisions of the employment agreement between the Company and Mr. Thiry and of employment agreements between the Company and the other Named Executive Officers, which are substantially identical to one another except for salary.

    Mr. Thiry's employment agreement (which was entered into in March 1996) provides for an annual salary of at least $275,000 and expires on January 31, 2000. A copy of Mr. Thiry's employment agreement is filed as Exhibit (c)(8) to the Schedule 14D-9 and is incorporated herein by reference in its entirety. The Company may award discretionary bonuses under the agreement. Mr. Thiry received a previously granted contingent bonus of $300,000 because the Company's earnings per share reached $1.25 for the fiscal year ending November 30, 1996, and such bonus was approved by the Board of Directors. Mr. Thiry's agreement contains certain nondisclosure, noncompetition and nonsolicitation covenants. The Company may terminate Mr. Thiry's employment upon 30 days' written notice (i) upon Mr. Thiry's breach of the agreement or neglect of his duties; (ii) for cause; or
(iii) upon his permanent disability. The agreement terminates immediately upon his death. If Mr. Thiry's employment terminates due to his permanent disability or death, the Company will be obligated to pay him or his estate an amount equal to one year's salary computed at a rate of at least $300,000. If Mr. Thiry terminates the agreement due to the Company's breach of the contract, he will be entitled to receive an amount equal to one and one-half of his annual salary computed at a rate of at least $300,000 per annum, plus one and one-half of the discretionary bonuses actually awarded during the fiscal year prior to such termination. If his employment terminates within one year of a change of control other than for Mr. Thiry's breach or neglect or termination for cause, Mr. Thiry will receive payments and benefits, which include (a) a payment equal to 2.99 times the sum of his annual salary computed at a rate of at least $300,000 per annum and any discretionary bonus paid for the fiscal year immediately preceding the change of control; (b) continuation of existing or comparable life and health insurance coverage for three years; (c) acceleration of the exercisability of stock options and related stock appreciation rights and vesting of any other stock-related awards; and (d) use of office facilities for one year. Under the contract, a "change of control" means a change of control that would be required to be reported pursuant to Item 6(e) of Schedule 14A under the Securities Exchange Act of 1934, as amended. A "change of control" is deemed to have occurred if (i) any Person (as defined in the employment agreement) becomes the beneficial owner, directly or indirectly, of at least 30 percent of the combined voting power of the Company's outstanding securities, or
(ii) during any consecutive two-year period individuals who at the beginning of such period constitute the Board of Directors cease to constitute at least a majority thereof, unless the election of other directors has been approved in advance by at least two-thirds of the directors at the beginning of such period. The consummation of the Offer will constitute a "change of control" under Mr. Thiry's employment agreement thereby entitling him, upon a termination of employment within one year following such change in control, to receive a severance payment of $1,800,000.

    The Company also has employment agreements with each of Messrs. Barry, Usilton, Lazarovic and Ms. Zumwalt that provide for salaries, which are subject to annual review by the Board of Directors. A copy of Ms. Zumwalt's employment agreement is filed as Exhibit (c)(9) to the Schedule 14D-9 and is incorporated herein by reference in its entirety. The Company may terminate employment at any time by giving not less than 30 days' written notice and immediately for cause (as defined in the agreements). Under the agreements, the executives are eligible to receive bonuses, stock options and other forms of incentive compensation and will also be eligible to participate in employee benefit and fringe benefit programs. The executives' agreements contain nondisclosure, nonsolicitation and noninterference covenants. If the employment of Mr. Barry or Ms. Zumwalt terminates within two years after a change in control of the Company, other than for cause, such executive will be entitled to receive certain payments and benefits which include a payment equal to 2.99 times the sum of base compensation being paid at the time of the change of control and the cumulative bonuses received by the executive in the preceding 24 months, and acceleration of the exercisability of stock options and related stock appreciation rights. For purposes of the contracts, a "change in control" means (1) any person becoming the beneficial owner, directly or indirectly, of at least 20 percent of the combined voting power of the Company's voting securities; (2) a change in the composition of the Board of Directors as a result of which fewer than two-thirds of incumbent directors had been directors 24 months prior to such change or were elected or nominated with the affirmative votes of directors who had been directors 24 months prior to such change; or (3) a change in control required to be reported pursuant to Item 6(e) of Schedule 14A under the Exchange Act. The consummation of the Offer will, upon a termination of employment within two years following such change of control, constitute a "change of control" under Ms. Zumwalt's employment agreement thereby entitling her to receive a severance payment of $870,000. In addition, Mr. Barry and Ms. Zumwalt will receive up to $2,880,000 (plus a tax gross-up not to exceed approximately $1,344,000) and $1,920,000 (plus a tax gross-up not to exceed approximately $1,344,000), respectively, pursuant to the Retention Arrangements. In addition, Mr. Terry Gilpin, Mr. Gregory Holcomb, Dr. Charles McAllister and Mr. Thomas O. Usilton will receive $650,000, $250,000, $700,000 and $480,000, respectively, pursuant to the Retention Arrangements.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following tables show beneficial ownership as of February 28, 1997 of the Company's Common Stock, $.01 par value, by the directors and executive officers and the greater than 5% stockholders:

                                                                                      SHARES OWNED    PERCENT OF
NAME OF BENEFICIAL OWNER                                                              BENEFICIALLY       CLASS
------------------------------------------------------------------------------------  -------------  -------------
David G. Connor, M.D................................................................        32,097(1)           *
Richard B. Fontaine.................................................................        36,818(2)           *
Alan R. Hoops.......................................................................        10,124(1)           *
David L. Lowe.......................................................................        11,041(3)           *
John M. Nehra.......................................................................        25,644(4)           *
Stephen G. Pagliuca.................................................................        26,394(5)           *
Kent J. Thiry.......................................................................       452,500(1)         1.1%
David P. Barry......................................................................        52,650(1)           *
LeAnne M. Zumwalt...................................................................        28,351(6)           *
Thomas O. Usilton...................................................................         1,000(1)           *
Putnam Investments, Inc.(7).........................................................     5,163,405(8)        12.9%
  One Post Office Square
  Boston, MA 02109
RCM Capital Management(9)...........................................................     3,764,250(10)         9.3%
RCM Limited, L.P.
RCM General Corporation
  Four Embarcadero Center
  San Francisco, CA 94111
Nichols Company, Inc................................................................     2,385,194(11)         6.0%
  700 North Water Street
  Milwaukee, WI 53202
All directors and executive officers as a group (14 persons)........................       690,644(12)         1.7%

------------------------

*   Denotes ownership less than 1% of the outstanding shares of Common Stock.

(1) All shares are subject to options which are currently exercisable.

(2) Includes 31,310 shares subject to options which are currently exercisable.

(3) Includes 10,874 shares subject to options which are currently exercisable.

(4) Includes 25,310 shares subject to options which are currently exercisable.

(5) Includes 26,060 shares subject to options which are currently exercisable.

(6) Includes 28,350 shares subject to options which are currently exercisable.

(7) Certain Putnam investment managers (together with their parent corporation, Putnam Investments, Inc.), are considered "beneficial owners" in the aggregate of 5,163,405 shares, or 7.2 percent of shares outstanding of the Company's voting Common Stock, which shares were acquired for investment purposes by such investment managers for certain of their advisory clients.

(8) Shared voting and investment power, 98,500 and 5,163,405 shares, respectively.

(9) The parent company of RCM Capital Management, L.L.C., Dresdner Bank AG ("Dresdner"), has beneficial ownership of 3,764,250 shares only to the extent Dresdner may be deemed to have beneficial ownership of securities deemed to be beneficially owned by RCM Capital management, L.L.C.

(10) Sole investment power.

(11) Sole voting and investment power, 2,455,950 and 3,661,250 shares, respectively; shared investment power, 103,000 shares.

(12) Includes 802,015 shares subject to options which are currently exercisable or will become exercisable within 60 days.

                              CERTAIN TRANSACTIONS

    In connection with Ms. Zumwalt's relocation from Aliso Viejo, California, to San Mateo, California, in July 1996, the Company loaned Ms. Zumwalt $400,000 to acquire a new residence. The loan bears interest at an annual interest rate of
6.74 percent. Interest payments are due each year on the last day of the year and all unpaid interest and principal are due on July 24, 2002. The loan is secured by a second deed of trust on Ms. Zumwalt's residence. The Company has agreed to pay Ms. Zumwalt bonuses at least equal to the amount of interest due on the loan each year.

    During the first quarter of 1997, the Board of Directors established the Special Committee consisting of John M. Nehra, Chair and Richard B. Fontaine, Member. The Special Committee, working with Goldman Sachs, designed and managed the process which led to the Merger Agreement and the Specialty Merger Agreement. The Committee also contacted various parties which expressed interest in the Company or VSP and ultimately negotiated the terms of the Merger Agreement, the Offer and the Specialty Merger Agreement. In consideration of the substantial efforts of the Special Committee, the Board of Directors authorized payments to be made to Mr. Nehra and Mr. Fontaine in amounts equal to $466,667 and $233,333, respectively. In addition, Mr. Nehra and Mr. Fontaine are also entitled to approximately $73,500 and $60,000, respectively, for cash fees to be received for attending meetings of the Special Committee in person or telephonically and the reimbursement of out-of-pocket expenses incurred in attending meetings relating to the objectives of the Special Committee.

                                                                      SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              PARENT AND PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is Incentive AB, Hamngatan 2, Box 7373, S-10391 Stockholm, Sweden. Unless otherwise indicated, each such person is a citizen of Sweden and has held his or her present position as set forth below for the past five years and each such person does not beneficially own Shares. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.

                                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                                                      FIVE-YEAR EMPLOYMENT HISTORY AND
     NAME                                                              BENEFICIAL OWNERSHIP OF SHARES
--------------------------------------------------------  --------------------------------------------------------
Anders Scharp                                             Chairman since 1992; Chairman of the Boards of:
                                                          Electrolux, S-105 45, Stockholm, Sweden since 1991;
                                                          Saab-Scania AB, S-581-88 Linkoping, Sweden from 1990 to
                                                          1995; Saab AB, S-581-88 Linkoping, Sweden since 1995;
                                                          Scania AB, S-151 87 Sodertalje, Sweden since 1995; SKF,
                                                          S-415 50 Gothenburg, Sweden since 1992; and Atlas Copco,
                                                          S-105 23 Stockholm, Sweden since 1996. Vice Chairman of
                                                          the Boards of Investor, S-103 32 Stockholm, Sweden since
                                                          1992 and Atlas Copco, S-105 23 Stockholm, Sweden from
                                                          1992 to 1996; Director of Email Ltd. (Australia),
                                                          Waterloo, NSW 2017, Australia since 1986; Chairman of
                                                          Swedish Employers' Confederation, S. blasieholmshamnen
                                                          4A, S-103 30 Stockholm, Sweden since 1996 and a director
                                                          from 1987 to 1996. Director of Federation of Swedish
                                                          Industries, Storgatan 19, S-114 85 Stockholm, Sweden
                                                          since 1992.

Casimir Ehrnrooth                                         Director since 1991. Chairman of the Board of Nokia
  (Finnish)                                               Group, P.O. Box 226, FIN-00101 Heksinki, Finland since
                                                          1992; Director of UPM-Kymmene Corporation, P.O. Box 203,
                                                          FIN-00171 Helsinki, Finland since 1996; Director of
                                                          Merita Bank Ltd, Alek-Santerinkatu 30, FIN-00100
                                                          Helsinki, Finland since 1992; Director of Continental
                                                          AG, Postfach 169, D-3001 Hannover, Germany since 1995.

                                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                                                      FIVE-YEAR EMPLOYMENT HISTORY AND
     NAME                                                              BENEFICIAL OWNERSHIP OF SHARES
--------------------------------------------------------  --------------------------------------------------------
Mikael Lilius                                             Director since 1991; President and Chief Executive
  (Finnish)                                               Officer since 1991; Chairman of Gambro, S-220 10 Lund,
                                                          Sweden since 1995; Chairman of Garphyttan Industrier,
                                                          P.O. Box 7200, S-103 88 from 1992 to 1996; Chairman of
                                                          Orrefors Kosta Boda, S-380 40 Orrefors, Sweden from 1991
                                                          to 1995. Director of the Boards of Huhtamaki Oy,
                                                          Elelaranta 8, SF-00130 Helsinki, Finland since prior to
                                                          1992; Perlos Oy, P.O. Box 9, FIN-01901 Nurmijjarvi,
                                                          Stockholm, Sweden since 1997; Westinghouse Air Brake
                                                          Company, Wilmerding, PA 15148, USA from 1995 to 1997.

Hakan Mogren                                              Director since 1996. President and CEO of Astra, S-151
                                                          85 Sodertalje, Sweden since prior to 1992. Director of
                                                          the Boards of Astra, S-151 85 Sodertalje, Sweden since
                                                          prior to 1992; Investor, S-103 32 Stockholm, Sweden
                                                          since prior to 1992; STORA, S-791 80 Falun, Sweden since
                                                          prior to 1992 and the Federation of Swedish Industries
                                                          since prior to 1992.

Karl-Erik Sahlberg                                        Director since 1995; Chairman of the Boards of Cardo,
                                                          P.O. Box 486, S-201 24 Malmo, Sweden since 1992; S-E
                                                          Bank Group, S-106 40 Stockholm, Sweden since 1996,
                                                          Vattenfall, S-162 87 Vallingby, Sweden since 1992 and
                                                          Lund Institute of Technology since prior to 1992. Vice
                                                          Chairman of Skoogs AB, S-205 70 Malmo, Sweden since
                                                          prior to 1990. Director of the Board of Tetra Laval
                                                          Group, S-221 86 Lund, Sweden since prior to 1992.

Bjorn Svedberg                                            Director since 1997. Chairman of the Board of Ericsson,
                                                          S-126 25 Stockholm, Sweden since prior to 1992 and ABB
                                                          AB, S-103 91 Stockholm, Sweden since 1996. President and
                                                          CEO of Skandinaviska Enskilda Banken, S-104 60
                                                          Stockholm, Sweden from 1992 to 1997. Director of the
                                                          Boards of STORA, S-791 80 Falun, Sweden since prior to
                                                          1992 and Volvo, S-405 08 Goteborg, Sweden since prior to
                                                          1992.

                                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                                                      FIVE-YEAR EMPLOYMENT HISTORY AND
     NAME                                                              BENEFICIAL OWNERSHIP OF SHARES
--------------------------------------------------------  --------------------------------------------------------
Sven Soderberg                                            Director since 1991. Chairman of Skandia, S-103 50
                                                          Stockholm, Sweden since prior to 1992; Chairman of
                                                          Ratos, P.O. Box 1661, S-111 96 Stockholm, Sweden since
                                                          1994; Director of ABB AB, S-103 91 Stockholm, Sweden
                                                          since 1992. Director of the Board of STORA, S-791 80
                                                          Falun, Sweden since prior to 1992; Counsel General of
                                                          Norway since prior to 1992.

Marcus Wallenberg                                         Director since 1994; Executive Vice President of
                                                          Investor, S-103 32 Stockholm, Sweden since 1993; Vice
                                                          Chairman of Astra, S-151 85 Sodertalje, Sweden since
                                                          1993; Vice Chairman of Saab AB, S-581 88 Linkoping,
                                                          Sweden since 1993; Director of Investor, S-103 32
                                                          Stockholm, Sweden since 1990; Director of SKF, S-415 00,
                                                          Gothenburg, Sweden from 1993 to 1996. Director of Saab
                                                          Automobile, S-461 80 Trollhattan, Sweden from 1992 to
                                                          1996. Director of Scania AB, S-151 87 Sodertalje, Sweden
                                                          since 1994; Director of S-E Banken, S-106 40 Stockholm,
                                                          Sweden since 1995. Director of Ericsson, S-126 25
                                                          Stockholm, Sweden since 1996 and Director of the Knut
                                                          and Alice Wallenberg Foundation, S-104 60 Stockholm,
                                                          Sweden since prior to 1992.

Bengt-Ola Nygren                                          Employee Representative on Board since 1991 (the Swedish
                                                          Confederation of Trade Unions); Employee of Munters
                                                          Component AB, P.O. Box 29, S-740 61 Tobo, since prior to
                                                          1992.

Nicolaus Malmgren                                         Employee Representative on Board since 1996 (the Swedish
                                                          Confederation of Trade Unions); Employee of Gambro, P.O.
                                                          Box 10101, S-220 10 Lund, Sweden since prior to 1992.

Ann-Christine Adamsson                                    Employee Representative on Board since 1996 (the Swedish
                                                          Confederation of Trade Unions); Employee of TA Control
                                                          AB, Fabriksvagen 1, S-137 37 V asterhaninge, Sweden
                                                          since prior to 1992.

Dan Nilsson                                               Employee Representative on Board since 1991 (the Swedish
                                                          Federation of Salaried Employees in Industry and
                                                          Service), Employee of Hagglunds Vehicle AB, S-891 81
                                                          Ornskoldsvik, Sweden since prior to 1992.

                                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                                                      FIVE-YEAR EMPLOYMENT HISTORY AND
     NAME                                                              BENEFICIAL OWNERSHIP OF SHARES
--------------------------------------------------------  --------------------------------------------------------
Stig Fristad                                              Employee Representative on Board since 1996 (the Swedish
                                                          Federation of Salaried Employees in Industry and
                                                          Service); Employee of Munters Dry Air AB, S-191 24
                                                          Sollentuna, Sweden since prior to 1992.

Lars-Ake Johansson(*)                                     Employee Representative on Board since 1995 (Swedish
                                                          Federation of Salaried Employees in Industry and
                                                          Services); Employee of Gambro AB, Box 10101 S-22010
                                                          Lund.

Lars Fahlen                                               Senior Vice President Human Resources since 1992.

Anders Jagraeus                                           Executive Vice President since 1995; President of AB
                                                          Carl Munters, P.O. Box 430, S-191 24 Sollentuna, Sweden
                                                          from 1991 to 1995; Director of Garphyttan Industries AB,
                                                          P.O. Box 7200, S-103 88 Stockholm, Sweden from 1995 to
                                                          1996.

Sverker Lundkvist                                         Senior Vice President, Finance, since 1993; Executive
                                                          Vice President, Skandia International, S-103 50
                                                          Stockholm, Sweden from prior to 1992 to 1993.

Soren Mellstig                                            Executive Vice President since 1997; Senior Vice
                                                          President, Corporate Control from 1994 to 1997; Director
                                                          and Controller of Akzo Nobel B.V. (Chemicals), Postbus
                                                          9300, NL-6800 SB Arnhem, the Netherlands since 1994;
                                                          Senior Vice President Nobel Industries (Chemicals), P.O.
                                                          Box 11500, S-100 61 Stockholm, Sweden from 1993 to 1994;
                                                          Senior Vice President EKA Nobel (chemicals), S-445 80
                                                          Bohus, Sweden prior to 1993. Director of Gambro, P.O.
                                                          Box 10101, S-220 10 Lund, Sweden since 1995.

Bengt Modeer                                              Senior Vice President, Corporate Communications since
                                                          1991.

------------------------

    2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, material occupations, positions, offices or employments and business addresses thereof for the past five years, and beneficial ownership interest, if any, in the Shares of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is 1185 Oak Street, Lakewood, Colorado 80215. Unless otherwise indicated, each such person is a citizen of the United States of America, each occupation set forth opposite an individual's name refers to employment with Purchaser, and each such person does not beneficially own Shares.

                                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                                                      FIVE-YEAR EMPLOYMENT HISTORY AND
     NAME                                                              BENEFICIAL OWNERSHIP OF SHARES
--------------------------------------------------------  --------------------------------------------------------
Mats L. Wahlstrom                                         Mr. Wahlstrom has served on the Board of Directors and
                                                          as President of Purchaser since its incorporation in May
                                                          1997. He is the Chief Executive Officer and President of
                                                          Gambro Healthcare, Inc. and on its Board of Directors.
                                                          Mr. Wahlstrom has served in these capacities from
                                                          December 1990 to the present. Mr. Wahlstrom has served
                                                          as Director of Gambro Healthcare Patient Services, Inc.,
                                                          formerly known as REN-Corporation-USA, from May 1991 to
                                                          the present. He served as Chief Financial Officer of
                                                          Gambro, AB from 1985 until becoming its Executive Vice
                                                          President in March 1993. In June 1990, he was elected a
                                                          director of COBE and was appointed its Executive Vice
                                                          President; in May 1991 he became its President. Mr.
                                                          Wahlstrom beneficially owns 1,800 Shares, which
                                                          represents less than 1% of the issued and outstanding
                                                          Shares, based upon 41,991,547 Shares issued and
                                                          outstanding as of May 5, 1997, as advised by the
                                                          Company.

Herbert S. Lawson                                         Mr. Lawson has been Vice President and Treasurer, as
                                                          well as a director of Purchaser since May 1997. Mr.
                                                          Lawson has served as Chief Financial Officer and
                                                          director of Gambro Healthcare, Inc. since 1996 and as a
                                                          director of Gambro Healthcare Patient Services, Inc.
                                                          since 1992. In 1996, he became an executive officer of
                                                          Gambro Healthcare Patient Services, Inc. From 1981 to
                                                          June 1992, he served as Director of Taxes of COBE and
                                                          from 1992 to the present Mr. Lawson has served as an
                                                          executive officer of COBE.

Lawrence J. Centella                                      Mr. Centella was appointed the Vice President and a
                                                          director of Purchaser in May 1997. Mr. Centella has
                                                          served as an executive officer and director of Gambro
                                                          Healthcare, Inc. and as President and a director of
                                                          Gambro Healthcare Patient Services, Inc., formerly known
                                                          as REN-Corporation-USA, since July 1993. From July 1990
                                                          to July 1993, Mr. Centella was President of COBE Renal
                                                          Care, Inc., a subsidiary of COBE Laboratories, Inc. From
                                                          April 1989 to June 1990, Mr. Centella was President of
                                                          Gambro-Hospal, Inc., a manufacturer and distributor of
                                                          renal care products. For the ten years prior to April
                                                          1989, he was President of LADA International, Inc., a
                                                          distributor of specialty hospital equipment products.

                                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT,
                                                                      FIVE-YEAR EMPLOYMENT HISTORY AND
     NAME                                                              BENEFICIAL OWNERSHIP OF SHARES
--------------------------------------------------------  --------------------------------------------------------
Ralph Z. Levy, Jr.                                        Mr. Levy has served as Vice President and Secretary of
                                                          Purchaser, as well as director since May 1997 and has
                                                          been Vice President & General Counsel to Gambro
                                                          Healthcare, Inc. since 1996. He has also been an
                                                          executive officer and director of COBE Laboratories,
                                                          Inc., Gambro Healthcare, Inc. and Gambro Healthcare
                                                          Patient Services, Inc. since 1996. Previously, Mr. Levy
                                                          served as REN-Corporation-USA's Executive Vice President
                                                          and General Counsel from 1992 to 1995. Prior to joining
                                                          REN-Corporation-USA, Mr. Levy was, from July 1978 to
                                                          October 1992, a partner with Wyatt, Tarrant & Combs, a
                                                          Nashville, Tennessee and Louisville, Kentucky based law
                                                          firm.